Exhibit 99.1

 PIONEERING MEAT 2 . 0 TM   TM   Investor Presentation   May 2022

 This presentation and oral statements made regarding the subject of this presentation contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. Such statements include, without limitation, references to the MeaTech 3D Ltd.’s (the “Company’s”) predictions or expectations of future business or financial performance and its goals and objectives for future operations, financial and business trends, performances, strategies or expectations. In some cases, you can identify forward-looking statements by the words “may,” “might,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These forward-looking statements may not materialize, in whole or in part, or may materialize differently than expected, or may be affected by factors that cannot be assessed in advance. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. You are cautioned not to place undue reliance on forward-looking statements. Except as otherwise indicated, the forward-looking statements contained in this presentation speak only as of the date of this presentation and the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.   This presentation includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we are responsible for all of the disclosures contained in this presentation, including such statistical, market and industry data, we have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. In addition, while we believe the market opportunity information included in this presentation is generally reliable and is based on reasonable assumptions, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors that could cause results to differ materially from those expressed in the estimates made by third parties and by us.  DISCLAIMERS

MeaTech™

OUR LEADERSHIP TEAM



YARON KAISER
Co-Founder & Chairman

Yaron Kaiser has founded various Nasdaq and TASE traded deep-tech firms and serves has as an executive board member for numerus food- tech companies. He is a founding partner of the BlueSoundWaves collective led by Ashton Kutcher, Guy Oseary and Effie Epstein. Mr. Kaiser has wide experience in commercial and corporate law, IPOs, M&A, and corporate governance.



ARIK KAUFMAN
Co-Founder & CEO

Arik Kaufman has founded various Nasdaq and TASE traded food-tech firms. He is a founding partner of the BlueSoundWaves collective led by Ashton Kutcher, Guy Oseary and Effie Epstein. Mr. Kaufman has extensive experience in food-tech and biotech law, commercial negotiations, M&A transactions, and licensing agreements.



GUY HEFER
CFO

Guy Hefer has vast international business experience and a successful track record of transaction generation and execution. Mr. Hefer was CFO of a tech-focused holding company and an investment banker at Bank Leumi and Barclays Corporate and Investment Bank in Israel and the UK. Guy holds a BA in accounting and economics from Tel Aviv University.



DAN KOZLOVSKI
CTO

Dan Kozlovski specializes in R&D and product development and is an expert in 3D CAD. Mr. Kozlovski has more than 10 years' experience working in high-tech companies in the printing market, such as HP-Indigo, Nano Dimension. He holds a BSc degree in mechanical engineering and an executive MBA in management technology, innovation and entrepreneurship.

3

MeaTech™

MEATECH HIGHLIGHTS

May 2022: $55M RAISED, +65 EMPLOYEES, 8 PATENT APPLICATIONS TO DATE

Company Timeline

2019
- Initiated activities

2020
- Listed on the Tel Aviv stock exchange
- Produced stem cells and differentiated them into bovine muscle and fat cells
- Printed thin tissue structure and cultured fat inks

2021
- Acquired Peace of Meat
- Uplisted to the NASDAQ and delisted from TASE
- Initiated porcine cell R&D
- Partnered with Ashton Kutcher-led collective
- Breakthrough 100 gram bio-printed cultured steak

2022
- Reported promising results with muscle stem cell differentiation into muscle fibers that better resemble whole cuts of meat
- Expanded into the US
- Commenced pilot plant in Belgium
- Held first tasting event for MITC anchor investors

Group Structure and Main Activities


MeaTech 3D Ltd.
(NASDAQ: MITC)
Bovine & Porcine meat
100%
MeaTech MT
3D Bio Engineering
100%
MeaTech Europe
EU Marketing
100%
MeaTech US
US marketing
100%
Peace of Meat BV.
Avian meat

4

 Alternative Protein   Market Overview

 HUGE MARKET POTENTIAL  GLOBAL DEMAND FOR PROTEINS IS DRIVING THE INDUSTRY…  Sources: UN Food and Agriculture Organization (FAQ). AT Kearney Research.   P L ANT BASED   C ON V ENTIONAL MEAT  C U LT URED MEAT  In billions $US  +3%   1,2001  1,400  1,600  1,800  2025  2030  2035  2040  90%  10%  18%  10%  22%  23%  35%  25%  72%  55%  40%  CAGR  2025-2040  +41%  +9%  -3%  the rising demand for meat…  …is driving search for alternatives

 COMPLEXITY  ORGANOLEPTIC PROPERTIES   Plant-based alternative meat   Cultivated hybrid meat1  TODA Y  NASCENT   Cultivated whole-cut premium meat  BLEEDING EDGE   EVOLVING ALT-MEAT LANDSCAPE  Thin tissue of premium cultivated meat  Note: 1 Up to 50% of cultivated meat ingredients.

 First stop: The Best of Both Worlds   CULTURED and PLANT-BASED: HYBRID MEATS

 MEATECH’S GTM STARTING WITH HYBRID PRODUCTS   Completed the 1st acquisition of a company in the cultivated meat sector buying Belgium-based ‘Peace of Meat’ in Q1 2021  Focusing on improving the taste, texture and nutritional value of plant-based and cell-based proteins.   Adding 10-25% of cultured fat or other cultured biomass to a plant-based protein designed to result in meatier aromas, flavors, and mouthfeel.  Planning to launch pilot plant in 2022 to facilitate engagements with prospective strategic partners  MeaTech’s, Peace of Meat's public tasting of hybrid products.

 Printing real meat

 SUSTAINABILITY  Cleaner, more recyclable inputs and lower emissions, and positive ESG impact  SUPPLY CHAIN  Shortened and simplified with production possible anywhere  2 . 0 PRODUCTS  New ingredients and product categories, including potentially healthier products  Note: The above illustration depicts our current expectations for the development of our technologies and processes.  MEAT 2.0  POTENTIAL ADVANTAGES FOR THE MEAT INDUSTRY   IN ALIGNMENT WITH ESG CRITERIA AND CIRCULAR ECONOMY  FOOD SAFETY & SECURITY  Clean production environment, local exponential agriculture

 Our commitment to the UNITED NATIONS   17 Sustainable Development Goals   As part of MeaTech’s long-term sustainability strategy, we are in the process of collecting internal data in terms of water use, carbon footprint, and land use, in order to quantify and measure our impact in accordance with the UN Sustainable Development Goals

 Meatech   Strategy & Business Model

 Notes: 1McKinsey, June 16, 2021: https://www.mckinsey.com/industries/agriculture/our-insights/cultivated-meat-out-of-the-lab-into-the-frying-pan. Medium growth scenario.   MEATECH Vision: Top 5 GLOBAL CULTURED MEAT PLAYER BY 2025  CULTURED MEAT MARKET SIZING  (Tons)     2025E   Cultured meat market - end product    40,000   Chicken + bovine market - 60%   24,000   Target 15% market share   3,600   Minimal Percent of biomass in end product  14%  Current industry estimates project the cultured meat to take off in 2025, reaching by some scenarios to 40,000 tons of end products sold1   Chicken and Beef account for roughly 60% of meat sold globally  MeaTech targets 15% market share of the addressable market  Target Production Capability by 2025: Minimum 500 tons of Biomass

 2022-2023  Belgium pilot plant with 2,000-liter capacity  SCALE UP Technology  REGULATION  2024-25  10K-liter bioreactor technology  PRODUCTION CAPABILITIES  2024  US plant 10K-liter capacity  +EU plant 10K-liter capacity  2025   2 new plants 10K-liter capacity each in the EU and in Asia  2022  200-liter bioreactor technology  2023  1000-liter bioreactor technology  2025 TARGET: Leading Global Cultured meat production capabilities, with 10-20% market share     2024  Receive regulatory approvals  2022  2023  2024  2025  2022-2023  Submission for regulatory approvals in the EU, the US and other jurisdictions  ROADMAP  Price  2025   Target manufacturer cost per final product = $17.5 per 1 kg.

 ANTWERP, BELGIUM  2,000 LITER PILOT PLANT   Completion by 2Q-23  Expected CAPEX: EUR 15M  Annual Yield: 23 tons biomass  2025 Target:  Ramping up our production capabilities and expanding globally  OVER 560 TONS OF BIOMASS PER ANNUMC. 17% SHARE OF THE PROJECTED GLOBAL ADDRESSABLE MARKET   ANTWERP, BELGIUM  10,000 LITER PLANT   Completion by 2Q-24  Expected CAPEX: EUR 25M  Annual Yield: 135 tons biomass  US  10,000 LITER PLANT   Completion by 2Q-24  Expected CAPEX: EUR 25M  Annual Yield: 135 tons biomass  Asia / Middle East  10,000 LITER PLANT   Completion by 2Q-25  Expected CAPEX: EUR 25M  Annual Yield: 135 tons biomass  European Union  10,000 LITER PLANT   Completion by 2Q-25  Expected CAPEX: EUR 25M  Annual Yield: 135 tons biomass

 2025 Target: Financials  Five production facilities globally, with total of 42,000 liters of bio-reactors at total capital expenditure of $120m   Producing over 560 tons per annum of bio-mass, translating into 4,000 tons of end product(1)  At manufacturer price of $25 per kg. of end product = $100m revenue  Expected positive EBITDA by 2025E  Notes: 1 Assuming hybrid product composed of minimum 14% of cultured meat and the remainder is plant based.

MeaTech

GO TO MARKET MODEL


Cultivated meat biomass
B2B
Final product elaboration
Unstructured cultivated meat products
Structured cultivated meat products
B2C / B2B

CULTIVATED BIOMASS PRODUCTION

Producing cells at scale to make fat and protein biomass for use in end products

Selling MeaTech's ingredients as B2B products

FINAL PRODUCT MANUFACTURING

Using some proportion of cell-based ingredients for **unstructured products** (e.g., powders, pastes, stock cubes, ground: meatballs, burgers, sausages, etc.)

3D printing and other scaffolding technologies to produce advanced **structured products**. (Steaks, carpaccio, pralines etc.)

DISTRIBUTION & SALES

Selling MeaTech's final products as B2C or B2B products

18

 Company  Valuation (USD)  Total Funding (USD)  3D Printing  Non-GMO  Cell Lines  Structured meat  Ground Products  Chicken  Beef  Pork  Fish  MeaTech 3D Ltd.  Public  55 M(1)  55 M  Eat Just- Good Meat  1B  170 M  Upside Food  1B   606 M  Mosa Meat  300-500M  168 M  Blue Nalu  300-500M  84.8 M  Future Meat Technologies  900M  387.8 M  Aleph Farms  300M  131.4 M  Meatable  300-500M  173 M  SuperMeat   5 M  Source: Public available information, news, company estimate.   (1) Marketcap as of May 9, 2022.   Competitive Landscape

 Technology Overview

 HIGH THROUGHPUT 3D TISSUE ENGINEERING  3D PRINTING AND INCUBATION   Scaffold materials  Bio-ink formulations  Software development  Note: These images are computer generated and represent future expectations.  MEATECH’S CORE R&D  MULTI-SPECIES CELL-BASED MANUFACTURING  WITH BIOREACTOR SYSTEMS & PROCESSES  Technologies for using chicken, cow and pig stem cellsto produce muscle tissue and fat tissue fibers

 CELL COLLECTION  CELL GROWTH  Upon reaching sufficient cell quantities, stem cells are differentiated into fat and muscle cells.  GROUND PRODUCTS  Cell lines are developed to reliably express certain characteristics.  Stem cells are transferred to bioreactors for exponential growth under ideal conditions.  Unstructured cell-based products (beef, chicken or pork): fat, ground, hybrid or formed.  FAT  MUSCLE  MEATECH’S CELL-BASED PROCESS VISION   PRODUCING CULTURED FAT AND MUSCLE CELLS  CELL DIFFERENTIATION

 MEATECH'S CULTURED STEAK VISION   A FLEXIBLE MANUFACTURING PROCESS FOR 3D-PRINTED TISSUE  BIO-INKS  3D BIOPRINTING  INCUBATION  STRUCTURED MEAT  Bio-inks formulated from our cell lines and unique scaffolding materials are loaded into our 3D bioprinter.  Bio-inks are accurately printed to assemble cells as they would be found in a conventional cut of muscle.  Printed product is incubated to mature and form tissue.  Produced in fraction of time required to achieve same cut via conventional means.  FAT  MUSCLE

MeaTech™


Therefore, this
United States Patent

MEATECH'S IP

8 PATENT APPLICATIONS SUBMITTED - NOT YET GRANTED

- Cultivated Edible Meat Fabrication Using Bioprinting
- Physical Manipulation of Cultivated Tissue
- Growth Support For Cell Culture
- Harvesting Bovine Embryonic Inner Cell Mass
- Bioprinter Printhead Design
- Bovine Umbilical Cord Stem Cells As Feeder Layer
- 3D Printing High Resolution Support Structures
- Muscle Stem-Cell Fusing Process

© 2021 ALL RIGHTS RESERVED

THANK YOU!  WWW.MEATECH3D.COM  No Animals Were Harmed  in the Making of This Slide deck

 Appendices

 Appendix - Balance Sheet  ($, millions)  31-12-2021  31-12-2020  Current Assets  22.1   13.8   Non Current Assets  18.5   3.6   Total Assets  40.7   17.5   Current Liabilities  2.8   1.8   Non Current Liabilities  0.2   -   Total Liabilities  3.0   1.8   Equity  37.6   15.6   Total Liabilities And Equity  40.7   17.5   SOLID BALANCE SHEET, WITH $19.2M IN CASH, NO BANK DEBT AND STRONG IP R&D ASSETS

 Sources: Congressional Research Service; Regulation (EU); Food Navigator Asia; Singapore Food Agency.  SINGAPORE  Already approved cultured meat for sale in restaurants  CHINA  Positive announcements  USA  Formal agreement between the USDA and FDA  EU  Requires ‘novel food’ and food safety applications  REGULATORY PROGRESS of CULTURED MEAT  REGULATORS AROUND THE WORLD APPEAR TO BE TAKING A POSITIVE STANCE TOWARDS CULTURED MEAT